# Dreyfus Connecticut Municipal Money Market Fund, Inc.

Seeks current income exempt from federal and Connecticut state income taxes
by investing in short–term, high quality municipal obligations

**PROSPECTUS** February 1, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

# Contents

## The Fund

| | |
|---|---|
| Goal/Approach | **1** |
| Main Risks | **2** |
| Past Performance | **3** |
| Expenses | **4** |
| Management | **5** |
| Financial Highlights | **7** |

## Your Investment

| | |
|---|---|
| Account Policies | **8** |
| Distributions and Taxes | **11** |
| Services for Fund Investors | **12** |
| Instructions for Regular Accounts | **13** |

## For More Information

*See back cover.*



**Dreyfus Connecticut Municipal Money Market Fund, Inc.**

Ticker Symbol: **DRCXX**

# The Fund

## GOAL/APPROACH

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal and Connecticut state personal income taxes. The fund also may invest in high quality, short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Although the fund seeks to provide income exempt from federal and Connecticut state income taxes, interest from some of its holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in high quality, taxable money market instruments, and/or municipal obligations that pay income exempt only from federal income tax, including when the fund manager believes acceptable Connecticut municipal obligations are not available for investment.

### Concepts to understand

**Money market fund:** a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

**Municipal obligations:** debt securities that provide income free from federal income tax, and state income tax if the investor lives in the issuing state. Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



## MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- Connecticut's economy and revenues underlying its municipal obligations may decline
- the fund's portfolio securities may be more sensitive to risks that are specific to investing primarily in a single state
- any of the fund's holdings could have its credit rating downgraded or could default

Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

## Concepts to understand

**Credit rating:** a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating still has a strong capacity to make all payments, although the degree of safety is somewhat less.

Generally, the fund is required to invest its assets in securities with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus.



## PAST PERFORMANCE

The bar chart and table shown below illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

### Year-by-year total returns *as of 12/31 each year (%)*



| | | |
|---|---|---|
| **Best Quarter:** | **Q2 '95** | **+0.88%** |
| **Worst Quarter:** | **Q3 '03** | **+0.08%** |

### Average annual total returns *as of 12/31/04*

| 1 Year | 5 Years | 10 Years |
|---|---|---|
| **0.60%** | **1.48%** | **2.18%** |

The fund's 7-day yield on 12/31/04 was 1.18%. The fund's yield was increased by 0.03% due to a voluntary fee waiver in effect. For the fund's current 7-day yield, please call toll-free **1-800-645-6561.**

## What this fund is — and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



## EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

From time to time, Dreyfus may limit expenses to the extent it deems appropriate to enhance the yield of the fund during periods when fixed expenses have a significant impact on the fund's yield because of low interest rates. This expense limitation policy is voluntary and temporary and may be revised or terminated by Dreyfus at any time without notice.

### Fee table

| **Annual fund operating expenses**<br>*% of average daily net assets* | |
|---|---|
| Management fees | 0.50% |
| Shareholder services fee | 0.06% |
| Other expenses | 0.08% |
| **Total** | **0.64%** |

### Expense example

| 1 Year | 3 Years | 5 Years | 10 Years |
|---|---|---|---|
| **$65** | **$205** | **$357** | **$798** |

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

### Concepts to understand

**Management fee:** the fee paid to Dreyfus for managing the fund's portfolio and assisting in all aspects of the fund's operations.

For the fiscal year ended September 30, 2004, Dreyfus waived a portion of its fee so that the effective management fee paid by the fund was 0.49%, reducing total expenses from 0.64% to 0.63%. This waiver was voluntary.

**Shareholder services fee:** a fee of up to 0.25% used to reimburse the fund's distributor for shareholder account service and maintenance.

**Other expenses:** fees paid by the fund for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



# MANAGEMENT

### Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $158 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.49% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the funds). In September 2004, plaintiffs served a consolidated amended complaint (the amended complaint) on behalf of a purported class of all persons who acquired interests in any of the funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the funds. The amended complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation (DSC), Premier Mutual Fund Services, Inc. and two additional fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the funds that were closed to new investors. The amended complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the funds believe that any of the pending actions will have a material adverse effect on the funds or Dreyfus' ability to perform its contract with the funds.

## Distributor

The fund's distributor is DSC, a wholly owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any shareholder services fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

## Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



## FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| | | *Year Ended September 30,* | | | | |
|---|---|---|---|---|---|---|
| | | **2004** | 2003 | 2002 | 2001 | 2000 |
| **Per-Share Data ($):** | | | | | | |
| Net asset value, beginning of period | | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment operations: | Investment income – net | .005 | .006 | .010 | .027 | .031 |
| Distributions: | Dividends from investment income – net | (.005) | (.006) | (.010) | (.027) | (.031) |
| Net asset value, end of period | | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Total Return (%) | | .47 | .57 | .99 | 2.70 | 3.19 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | | .64 | .65 | .65 | .61 | .68 |
| Ratio of net expenses to average net assets | | .63 | .64 | .64 | .61 | .65 |
| Ratio of net investment income to average net assets | | .47 | .58 | 1.00 | 2.60 | 3.15 |
| Net assets, end of period ($ x 1,000) | | 146,056 | 160,715 | 197,363 | 254,824 | 200,892 |

# Your Investment



## ACCOUNT POLICIES

### Buying shares

**You pay no sales charges** to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of 12:00 noon Eastern time on days the New York Stock Exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's portfolio securities are valued at amortized cost, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted for discounts or premiums reflected in their purchase price. This method of valuation is designed to enable the fund to price its shares at $1.00 per share. Because the fund seeks tax-exempt income, it is not recommended for purchase in IRAs or other qualified retirement plans.

### Concepts to understand

**Net asset value (NAV):** a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

When calculating its NAV, the fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

### Minimum investments

|  | Initial | Additional |
|---|---|---|
| **Regular accounts** | $2,500 | **$100**<br>**$500** *for Dreyfus TeleTransfer investments* |
| **Dreyfus automatic investment plans** | $100 | $100 |

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

### Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your financial institution for further information.

### Selling shares

**You may sell (redeem) shares at any time.** Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

**Before selling or writing a check** against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares
- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

### Limitations on selling shares by phone or online through Dreyfus.com

| Proceeds sent by | Minimum phone/online | Maximum phone/online |
|---|---|---|
| **Check**\* | **no minimum** | **$250,000** *per day* |
| **Wire** | **$1,000** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |
| **Dreyfus TeleTransfer** | **$500** | **$500,000** *for joint accounts every 30 days /* **$20,000** *per day* |

\* *Not available online on accounts whose address has been changed within the last 30 days.*

### Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

**A signature guarantee** helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

### General policies

**Unless you decline teleservice privileges** on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

**Money market funds generally** are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

**The fund also reserves the right to:**

· refuse any purchase or exchange request

· change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

· change its minimum investment amounts

· delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions, or excessive trading)

· "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

The fund may also process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

### Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



## DISTRIBUTIONS AND TAXES

**The fund earns dividends, interest** and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

**The fund anticipates** that virtually all dividends paid to you will be exempt from federal and Connecticut personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

**For Connecticut personal income tax purposes,** distributions derived from interest on municipal securities of Connecticut issuers and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to Connecticut personal income tax.

**The tax status of any distribution** generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

**If you buy shares of a fund** when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



# SERVICES FOR FUND INVESTORS

## Automatic services

**Buying or selling shares automatically** is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

### For investing

| | |
|---|---|
| **Dreyfus Automatic Asset Builder®** | For making automatic investments from a designated bank account. |
| **Dreyfus Payroll Savings Plan** | For making automatic investments through a payroll deduction. |
| **Dreyfus Government Direct Deposit Privilege** | For making automatic investments from your federal employment, Social Security or other regular federal government check. |
| **Dreyfus Dividend Sweep** | For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs). |

### For exchanging shares

| | |
|---|---|
| **Dreyfus Auto-Exchange Privilege** | For making regular exchanges from one Dreyfus fund into another. |

### For selling shares

| | |
|---|---|
| **Dreyfus Automatic Withdrawal Plan** | For making regular withdrawals from most Dreyfus funds. |

## Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

## Checkwriting privilege

**You may write redemption checks** against your account in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not post-date your checks or use them to close your account.

## Exchange privilege

**You can exchange shares worth $500 or more** from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

## Dreyfus TeleTransfer privilege

**To move money between your bank account** and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

## Dreyfus Express®
## voice-activated account access

**You can easily manage your Dreyfus accounts,** check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

| | TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|---|
| **In Writing** | Complete the application.<br>Mail your application and a check to:<br>The Dreyfus Family of Funds<br>P.O. Box 55299, Boston, MA 02205-8553 | Fill out an investment slip, and write your account number on your check.<br>Mail the slip and the check to:<br>The Dreyfus Family of Funds<br>P.O. Box 105, Newark, NJ 07101-0105 | Write a redemption check **or** write a letter of instruction that includes:<br>• your name(s) and signature(s)<br>• your account number<br>• the fund name<br>• the dollar amount you want to sell<br>• how and where to send the proceeds<br>Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares").<br>Mail your request to:<br>The Dreyfus Family of Funds<br>P.O. Box 55263, Boston, MA 02205-8501 |
| **By Telephone** | **Wire** Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:<br>• ABA# 021000018<br>• DDA# 8900052694<br>• the fund name<br>• your account number<br>• name(s) of investor(s)<br>Return your application with the account number on the application. | **Wire** Have your bank send your investment to The Bank of New York, with these instructions:<br>• ABA# 021000018<br>• DDA# 8900052694<br>• the fund name<br>• your account number<br>• name(s) of investor(s)<br>**Electronic check** Same as wire, but insert "111" before your 14-digit account number.<br>**Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction. | **Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.<br>**Dreyfus TeleTransfer** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.<br>**Check** Call us to request your transaction. A check will be sent to the address of record. |





## Concepts to understand

**Wire transfer:** for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

**Electronic check:** for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

**1-800-645-6561**

Outside the U.S. 516-794-5452

Make checks payable to:

**The Dreyfus Family of Funds**

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

| TO OPEN AN ACCOUNT | TO ADD TO AN ACCOUNT | TO SELL SHARES |
|---|---|---|

### Online (www.dreyfus.com)

| | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction. | **Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |
|---|---|---|
| | | **Dreyfus TeleTransfer** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. |
| | | **Check** Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record. |

### Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. |
|---|---|---|
| **Without any initial investment** Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you. | | Be sure to maintain an account balance of $5,000 or more. |

NOTES

NOTES

NOTES

# For More Information

### Dreyfus Connecticut Municipal Money Market Fund, Inc.

SEC file number: 811-6014

More information on this fund is available free upon request, including the following:

### Annual/Semiannual Report

Describes the fund's performance and lists portfolio holdings.

### Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

### Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its Web site at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the Web site its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's Web site at **www.dreyfus.com.**

## To obtain information:

**By telephone**
Call 1-800-645-6561

**By mail** Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**By E-mail** Send your request to info@dreyfus.com

**On the Internet** Text-only versions of certain fund documents can be viewed online or downloaded from:

  **SEC** http://www.sec.gov

  **Dreyfus** http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0101P0205

DREYFUS CONNECTICUT MUNICIPAL MONEY MARKET FUND, INC.

STATEMENT OF ADDITIONAL INFORMATION
FEBRUARY 1, 2005

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "Fund"), dated February 1, 2005, as the Prospectus may be revised from time to time. To obtain a copy of the Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit the Dreyfus.com web site, or call one of the following numbers:

Call Toll Free 1-800-645-6561
In New York City -- Call 1-718-895-1206
Outside the U.S. -- Call 516-794-5452

The Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

Page

Description of the Fund ........................................................................................................B-2
Management of the Fund ......................................................................................................B-9
Management Arrangements ..................................................................................................B-14
How to Buy Shares ..............................................................................................................B-17
Shareholder Services Plan ....................................................................................................B-20
How to Redeem Shares.........................................................................................................B-20
Shareholder Services.............................................................................................................B-23
Determination of Net Asset Value........................................................................................B-26
Dividends, Distributions and Taxes......................................................................................B-27
Portfolio Transactions...........................................................................................................B-28
Information About the Fund ..................................................................................................B-29
Counsel and Independent Registered Public Accounting Firm..............................................B-31
Appendix A............................................................................................................................B-32
Appendix B............................................................................................................................B-44

DESCRIPTION OF THE FUND

The Fund is a Maryland corporation formed on May 16, 1990. The Fund is an open-end, management investment company, known as a municipal money market mutual fund. As a municipal fund, the Fund invests in debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multi-state agencies or authorities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Obligations").

The Dreyfus Corporation (the "Manager") serves as the Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of the Fund's shares.

Certain Portfolio Securities

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Municipal Obligations. As a fundamental policy, the Fund normally invests at least 80% of its net assets (plus any borrowings for investment purposes) in Municipal Obligations of the State of Connecticut, its political subdivisions, authorities and corporations, and certain other specified securities, that provide income exempt from Federal and State of Connecticut personal income taxes (collectively, "Connecticut Municipal Obligations"). To the extent acceptable Connecticut Municipal Obligations are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Obligations. Municipal Obligations generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Obligations bear fixed, floating or variable rates of interest.

The yields on Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations market, size of a particular offering, maturity of the obligation, and rating of the issue.

Municipal Obligations include certain private activity bonds (a type of revenue bond), the income from which is subject to the alternative minimum tax (AMT). The Fund may invest without limitation in such Municipal Obligations if the Manager determines that their purchase is consistent with the Fund's investment objective.

Certain Tax Exempt Obligations. The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of 13 months, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 13 months, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Obligations.

Derivative Products. The Fund may purchase various derivative products whose value is tied to underlying Municipal Obligations. The Fund will purchase only those derivative products that are consistent with its investment objective and policies and comply with the quality, maturity and diversification standards of Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"). The principal types of derivative products are described below.

(1)     Tax Exempt Participation Interests. Tax exempt participation interests (such as industrial development bonds and municipal lease/purchase agreements) give the Fund an undivided interest in a Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. Participation interests may have fixed, floating or variable rates of interest, and are frequently backed by an irrevocable letter of credit or guarantee of a bank.

(2)     Tender Option Bonds. Tender option bonds grant the holder an option to tender an underlying Municipal Obligation at par plus accrued interest at specified intervals to a financial institution that acts as a liquidity provider. The holder of a tender option bond effectively holds a demand obligation that bears interest at the prevailing short-term tax-exempt rate.

(3)     Custodial Receipts. In a typical custodial receipt arrangement, an issuer of a Municipal Obligation deposits it with a custodian in exchange for two classes of custodial receipts. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted and ownership changes. The other class's interest rate also is adjusted, but inversely to changes in the interest rate of the first class.

(4)     Structured Notes.  Structured notes typically are purchased in privately negotiated transactions from financial institutions and, therefore, may not have an active trading market.  When the Fund purchases a structured note, it will make a payment of principal to the counterparty.  Some structured notes have a guaranteed repayment of principal while others place a portion (or all) of the principal at risk.  The possibility of default by the counterparty or its credit provider may be greater for structured notes than for other types of money market instruments.

Ratings of Municipal Obligations.  The Fund may invest only in those Municipal Obligations which are rated in one of the two highest rating categories for debt obligations by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or, if unrated, are of comparable quality as determined by the Manager in accordance with procedures established by the Fund's Board.

The average distribution of investments (at value) in Municipal Obligations (including notes) by ratings for the fiscal year ended September 30, 2004, computed on a monthly basis, was as follows:

| Fitch Ratings ("Fitch") | or | Moody's Investors Service, Inc. ("Moody's") | or | Standard & Poor's Ratings Services ("S&P") | Percentage of Value |
|---|---|---|---|---|---|
| F-1+/F-1 | | VMIG 1/MIG 1, P-1 | | SP-1+/SP-1, A1+/A1 | 66.5% |
| AAA/AA/A | | Aaa/Aa/A | | AAA/AA/A | 21.9% |
| Not Rated | | Not Rated | | Not Rated | 11.6% [1] |
| | | | | | 100.0% |

_____

[1]     Included in the not rated category are securities comprising 11.6% of the Fund's market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the VMIG 1/MIG 1 rating category.

If, subsequent to its purchase by the Fund, (a) an issue of rated Municipal Obligations ceases to be rated in the highest rating category by at least two rating organizations (or one rating organization if the instrument was rated by only one such organization) or the Fund's Board determines that it is no longer of comparable quality or (b) the Manager becomes aware that any portfolio security not so highly rated or any unrated security has been given a rating by any rating organization below the rating organization's second highest rating category, the Fund's Board will reassess promptly whether such security presents minimal credit risk and will cause the Fund to take such action as it determines is in the best interest of the Fund and its shareholders; provided that the reassessment required by clause (b) is not required if the portfolio security is disposed of or matures within five business days of the Manager becoming aware of the new rating and the Fund's Board is subsequently notified of the Manager's actions.

To the extent the ratings given by Moody's, S&P or Fitch (collectively, the "Rating Agencies") for Municipal Obligations may change as a result of changes in such organization or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies described in the Fund's Prospectus and this Statement of Additional Information.  The ratings of the Rating Agencies represent their opinions as to the quality of the Municipal Obligations which they undertake to rate.  It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality.  Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the creditworthiness of the issuers of such securities.

Stand-By Commitments.  The Fund may acquire "stand-by commitments" with respect to Municipal Obligations held in its portfolio.  Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options.  The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand.  The Fund will acquire stand-by commitments solely to facilitate portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes.  The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Obligation and similarly decreasing such security's yield to investors.  Gains realized in connection with stand-by commitments will be taxable.

Taxable Investments.  From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of:  notes of issuers having, at the time of purchase, a quality rating within the two highest grades of a Rating Agency; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-2 by Moody's, A-2 by S&P or F-2 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of $1 billion or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing.  Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors.  See "Dividends, Distributions and Taxes."  Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments.  If the Fund purchases Taxable Investments, it will value them using the amortized cost method and comply with the provisions of Rule 2a-7 relating to purchases of taxable instruments.  When the Fund has adopted a temporary defensive position, including when acceptable Connecticut Municipal Obligations are unavailable for investment by the Fund, in excess of 20% of the Fund's net assets may be invested in securities that are not exempt from Connecticut income taxes.  Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments.

Illiquid Securities.  The Fund may invest up to 10% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective.  These securities may include securities that are not readily marketable, such as securities subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice.  As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Investment Techniques

The following information supplements and should be read in conjunction with the Fund's Prospectus.

Borrowing Money. The Fund may borrow money from banks, but only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time borrowing is made. While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Forward Commitments. The Fund may purchase Municipal Obligations and other securities on a forward commitment, when-issued or delayed delivery basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable on a forward commitment, when-issued, or delayed delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Municipal Obligations and other securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value (generally changing in the same way, i.e. appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

Investing in Municipal Obligations. The Fund may invest more than 25% of the value of its total assets in Municipal Obligations which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects or securities whose issuers are located in the same state. As a result, the Fund may be subject to greater risk as compared to a municipal money market fund that does not follow this practice.

Certain municipal lease/purchase obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. Although "non-appropriation" lease/purchase obligations are secured by the leased property, disposition of the leased property in the event of foreclosure might prove difficult. In evaluating the credit quality of a municipal lease/purchase obligation that is unrated, the Manager will consider, on an ongoing basis, a number of factors including the likelihood that the issuing municipality will discontinue appropriating funds for the leased property.

Certain provisions in the Internal Revenue Code of 1986, as amended (the "Code"), relating to the issuance of Municipal Obligations may reduce the volume of Municipal Obligations qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Obligations available for purchase by the Fund and thus reduce the available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Obligations may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Obligations for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

Investing in Connecticut Municipal Obligations. Since the Fund is concentrated in securities issued by Connecticut or entities within Connecticut, an investment in the Fund may involve greater risk than investments in certain other types of money market funds. You should consider carefully the special risks inherent in the Fund's investment in Connecticut Municipal Obligations. You should review the information in "Appendix A" which provides a brief summary of special investment considerations and risk factors relating to investing in Connecticut Municipal Obligations.

Simultaneous Investments. Investment decisions for the Fund are made independently from those of the other investment companies advised by the Manager. The Manager has adopted written trade allocation procedures for its equity and fixed income trading desks. Under the procedures, portfolio managers or the trading desks will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company or account. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.

Investment Restrictions

The Fund's investment objective, and its policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in Connecticut Municipal Obligations (or other investments with similar economic characteristics), are fundamental policies which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, the Fund has adopted investment restrictions numbered 1 through 10 as fundamental policies.  Investment restriction number 11 is not a fundamental policy and may be changed by vote of a majority of the Fund's Board members at any time.  The Fund may not:

1.	Purchase securities other than Municipal Obligations and Taxable Investments as those terms are defined previously and in the Fund's Prospectus.

2.	Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made.  While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments.

3.	Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings for temporary or emergency purposes.

4.	Sell securities short or purchase securities on margin.

5.	Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Obligations directly from an issuer for its own portfolio to take advantage of the lower purchase price available.

6.	Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Obligations secured by real estate or interests therein.

7.	Make loans to others except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus.

8.	Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Obligations and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

9.	Invest in companies for the purpose of exercising control.

10.	Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets.

11.	Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid if, in the aggregate, more than 10% of the value of the Fund's net assets would be so invested.

For purposes of Investment Restriction No. 8, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

If a percentage restriction is adhered to at the time of investment, a later change in such percentage resulting from a change in values or assets will not constitute a violation of such restriction.

## MANAGEMENT OF THE FUND

The Fund's Board is responsible for the management and supervision of the Fund, and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation ..............................................Investment Adviser
Dreyfus Service Corporation .......................................Distributor
Dreyfus Transfer, Inc. .................................................Transfer Agent
The Bank of New York .................................................Custodian

<u>Board Members of the Fund</u>[1]

Board members of the Fund, together with information as to their positions with the Fund, principal occupations and other board memberships and affiliations, are shown below.

---

[1] None of the Board members are "interested persons" of the Fund, as defined in the 1940 Act.

| Name (Age)<br>Position with Fund (Since) | Principal Occupation<br>During Past 5 Years | Other Board Memberships and Affiliations |
|---|---|---|
| Joseph S. DiMartino (61)<br>Chairman of the Board (1995) | Corporate Director and Trustee | The Muscular Dystrophy Association, Director<br>Levcor International, Inc., an apparel fabric processor, *Director*<br>Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director*<br>The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director*<br>Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board* |
| David W. Burke (68)<br>Board Member (1994) | Corporate Director and Trustee | John F. Kennedy Library Foundation, *Director*<br>U.S.S. Constitution Museum, *Director* |
| Samuel Chase (72)<br>Board Member (1991) | Corporate Director and Trustee | None |
| Gordon J. Davis (63)<br>Board Member (1995) | Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP<br>President, Lincoln Center for the Performing Arts, Inc. (2001) | Consolidated Edison, Inc., a utility company, *Director*<br>Phoenix Companies, Inc., a life insurance company, *Director*<br>Board Member/Trustee for several not-for-profit groups |
| Joni Evans (62)<br>Board Member (1991) | Senior Vice President of the William Morris Agency | None |
| Arnold S. Hiatt (77)<br>Board Member (1990) | Chairman of The Stride Rite Charitable Foundation | Isabella Stewart Gardner Museum, *Trustee*<br>John Merck Fund, a charitable trust, *Trustee*<br>Business for Social Responsibility, *Chairman* |
| Burton N. Wallack (54)<br>Board Member (1991) | President and co-owner of Wallack Management Company, a real estate management company | None |

Board members are elected to serve for an indefinite term. The Fund has standing audit, nominating and compensation committees, each composed of its Board members who are not "interested persons" of the Fund, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Fund's accounting and financial reporting processes and the audits of the Fund's financial statements and (ii) to assist in the Board's oversight of the integrity of the Fund's financial statements, the Fund's compliance with legal and regulatory requirements and the independent auditors' qualifications, independence and performance. The Fund's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes

into consideration various factors listed in the Nominating Committee Charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of the Fund and its shareholders.  The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor West, New York, New York 10166, which includes information regarding the recommended nominee as specified in the Nominating Committee Charter.  The function of the compensation committee is to establish the appropriate compensation for serving on the Board.   The Fund also has a standing evaluation committee comprised of any one Board member.  The function of the evaluation committee is to assist in valuing the Fund's investments.  The Fund's audit committee met four times and the compensation committee met once during the fiscal year ended September 30, 2004.  The nominating and evaluation committees did not meet during the last fiscal year.

The table that follows indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2004.

| Name of Board Member | Fund | Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member |
| --- | --- | --- |
| Joseph S. DiMartino | None | Over $100,000 |
| David W. Burke | None | Over $100,000 |
| Samuel Chase | None | $10,001-$50,000 |
| Gordon J. Davis | None | $1-$10,000 |
| Joni Evans | None | $10,001-$50,000 |
| Arnold S. Hiatt | None | None |
| Burton N. Wallack | None | None |

As of December 31, 2004, none of the Board members or their immediate family members owned securities of the Manager, the Distributor or any person (other than a registered investment Company) directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor.

The Fund typically pays its Board members its allocated portion of an annual retainer of $30,000 and a fee of $4,000 per meeting (with a minimum of $500 per meeting and per telephone meeting) attended for the Fund and 10 other funds (comprised of 14 portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses.  The Chairman of the Board receives an additional 25% of such compensation.  Emeritus Board members, if any, are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members.  The aggregate amount of compensation paid to each Board member by the

Fund for the fiscal year ended September 30, 2004, and by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) for the year ended December 31, 2004, pursuant to the compensation schedule then in effect, were as follows:

| Name of Board Member | Aggregate Compensation From the Fund* | Total Compensation From the Fund and Fund Complex Paid to Board Member(**) |
|---|---|---|
| Joseph S. DiMartino | $ 1,290 | $ 874,125  (193) |
| David W. Burke | $ 1,041 | $ 318,000  (84) |
| Samuel Chase | $ 1,031 | $ 54,000  (15) |
| Gordon J. Davis | $ 1,031 | $ 108,750  (26) |
| Joni Evans | $ 1,031 | $ 50,000  (15) |
| Arnold S. Hiatt | $ 1,031 | $ 54,000  (15) |
| Burton N. Wallack | $ 1,031 | $ 54,000  (15) |

---

\*  Amount does not include reimbursed expenses for attending Board meetings, which amounted to $2,074 for all Board members as a group.

\*\*  Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Board member serves.

Officers of the Fund

STEPHEN E. CANTER, President since March 2000.  Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager.  Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager.  He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.  Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager.  Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager.  He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.  Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager.  He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.  Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager.  He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.  Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager.  He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.  Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager.  He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.  Director-Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager.  He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.  Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios).  He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.  Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager.  He 50 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.  Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager.  He is 34 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.  Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios).  From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients.  Mr. Connolly has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001. Mr. Connolly is 47 years old.

The address of each Board member and officer of the Fund is 200 Park Avenue, New York, New York 10166.

As of January 5, 2005, the Fund's Board members and officers, as a group, did not own any outstanding shares of the Fund.

As of January 5, 2005, the following shareholders were known to own of record 5% or more of the outstanding shares of the Fund: Martin S. Davis & LW Davis, P.O. Box 174, Westport, CT 06881-0174 (7.23%); Robert W. Baird & Co., Omnibus Account for the Exclusive Benefit of Customers, P.O. Box 672, Milwaukee, WI 53201-0672 (6.52%).

## MANAGEMENT ARRANGEMENTS

Investment Adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

The Manager provides management services pursuant to a Management Agreement (the "Agreement") between the Fund and the Manager. The Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the Fund, provided that in either event the continuance also is approved by a majority of the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares, or, upon not less than 90 days' notice, by the Manager. The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

In approving the current Agreement, the Fund's Board considered a number of factors, including the nature and quality of the services provided by the Manager; the investment philosophy and investment approach as applied to the Fund by the Manager; the investment management expertise of the Manager in respect of the Fund's investment strategies; the personnel, resources and experience of the Manager; the Fund's performance history and the management fees paid to the Manager relative to those of mutual funds with similar investment objectives, strategies and restrictions; the Manager's costs of providing services under the Agreement; and ancillary benefits the Manager may receive from its relationship with the Fund.

The following persons are officers and/or directors of the Manager: Stephen E. Canter, Chairman of the Board, Chief Executive Officer and Chief Operating Officer; Michael G. Millard, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chairman and a director; J. Charles Cardona, Vice Chairman and a director; J. David Officer, Vice

Chairman and a director; Ronald P. O'Hanley III, Vice Chairman and a director; Diane P. Durnin, Executive Vice President; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Angela E. Price, Vice President; Theodore A. Schachar, Vice President-Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; William H. Maresca, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; Steven F. Newman, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

The Manager manages the Fund's investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions and provides the Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. The Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Joseph Irace, Colleen Meehan, W. Michael Petty, Scott Sprauer, Bill Vasiliou, James Welch and Monica S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund and for other funds advised by the Manager.

The Manager maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fee paid by the Fund. The Distributor may use part or all of such payments to pay securities dealers, banks or other financial institutions in respect of these services. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and are also subject to the oversight of Mellon's Investment Ethics Committee. Portfolio managers and other investment personnel of the Manager who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Expenses. All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager. The expenses borne by the Fund include, without limitation, the following: taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors, employees or holders of 5% or more of the outstanding voting securities of the Manager or its affiliates, Securities and Exchange Commission fees, state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of maintaining corporate existence, costs of independent pricing services, costs attributable to investor services including, without limitation, telephone and personnel expenses, costs of shareholders' reports and corporate meetings, costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, and any extraordinary expenses.

As compensation for the Manager's services, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of 0.50% of the value of the Fund's average daily net assets. All fees and expenses are accrued daily and deducted before the declaration of dividends to shareholders. For the fiscal years ended September 30, 2002, 2003 and 2004, the management fees payable by the Fund amounted to $1,152,537, $1,037,424 and $773,492, respectively, which amounts were reduced by $22,612, $25,125 and $35,618, respectively, pursuant to undertakings in effect, resulting in net fees paid of $1,129,925 in fiscal 2002, $1,012,299 in fiscal 2003 and $737,874 in fiscal 2004.

The Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

Distributor. The Distributor, a wholly-owned subsidiary of the Manager located at 200 Park Avenue, New York, New York 10166, serves as the Fund's distributor on a best efforts basis pursuant to an agreement with the Fund which is renewable annually.

The Manager or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the Fund. These additional payments may be made to certain financial institutions (which may include banks), securities dealers and other industry professionals (collectively, "Service Agents"), including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Service Agent. Cash compensation also may be paid to Service Agents for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing". In some cases, these payments may create an incentive for a Service Agent to recommend or sell shares of the Fund to you. Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Fund.

From time to time, the Manager or the Distributor also may provide cash or non-cash compensation to Service Agents in the form of: occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer and Dividend Disbursing Agent and Custodian.  Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166,  is the Fund's transfer and dividend disbursing agent.  Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund.  For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

The Bank of New York (the "Custodian"), One Wall Street, New York, New York 10286, is the Fund's custodian.  The Custodian has no part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund.  Under a custody agreement with the Fund, the Custodian holds the Fund's securities and keeps all necessary accounts and records.  For its custody services, the Custodian receives a monthly fee based on the market value of the Fund's assets held in custody and receives certain securities transactions charges.

HOW TO BUY SHARES

General.  Fund shares are sold without a sales charge.  You may be charged a fee if you effect transactions in Fund shares through a Service Agent.  Stock certificates are issued only upon your written request.  No certificates are issued for fractional shares.  It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans.  The Fund reserves the right to reject any purchase order.

As discussed under "Management Arrangements-Distributor," Service Agents may receive revenue sharing payments from the Manager or the Distributor.  The receipt of such payments could create an incentive for a Service Agent to recommend or sell shares of the Fund instead of other mutual funds where such payments are not received.  Please contact your Service Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to the Fund.

The minimum initial investment is $2,500 or $1,000 if you are a client of a Service Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500.  Subsequent investments must be at least $100.  The initial investment must be accompanied by the Account Application.  For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Fund's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000.  For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of the Fund's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in the Fund.  The Fund reserves the right to vary the initial and subsequent investment minimum requirements at any time.

Fund shares also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services."  These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals.  You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect you against loss in a declining market.

Shares are sold on a continuous basis at the net asset value per share next determined after an order in proper form and Federal Funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund.  If you do not remit Federal Funds, your payment must be converted into Federal Funds.  This usually occurs within one business day of receipt of a bank wire or within two business days of receipt of a check drawn on a member bank of the Federal Reserve System.  Checks drawn on banks which are not members of the Federal Reserve System may take considerably longer to convert into Federal Funds.  Prior to receipt of Federal Funds, your money will not be invested.  Net asset value per share is determined as of 12:00 Noon, Eastern time, on each day the New York Stock Exchange is open for regular business.  The Fund also may process purchase and sale orders and calculate its net asset value on days that the Fund's primary trading markets are open and the Fund's management determines to do so.  Net asset value per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of shares outstanding.  See "Determination of Net Asset Value."

If your payments are received in or converted into Federal Funds by 12:00 Noon, Eastern time, by the Transfer Agent, you will receive the dividend declared that day.  If your payments are received in or converted into Federal Funds after 12:00 Noon, Eastern time, by the Transfer Agent, you will begin to accrue dividends on the following business day.

Qualified institutions may place telephone orders for the purchase of Fund shares.  These orders will become effective at the price determined at 12:00 Noon, Eastern time, and the shares purchased will receive the dividend on Fund shares declared on that day, if the telephone order is placed by 12:00 Noon, Eastern time, and Federal Funds are received by 4:00 p.m., Eastern time, on that day.

Using Federal Funds.  The Transfer Agent or the Fund may attempt to notify you upon receipt of checks drawn on banks that are not members of the Federal Reserve System as to the possible delay in conversion into Federal Funds and may attempt to arrange for a better means of transmitting the money.  If you are a customer of a securities dealer ("Selected Dealer") and your order to purchase Fund shares is paid for other than in Federal Funds, the Selected Dealer, acting on your behalf, will complete the conversion into, or itself advance, Federal Funds, generally on the business day following receipt of your order.  The order is effective only when so converted and received by the Transfer Agent.  If you have sufficient Federal Funds or a cash balance in your brokerage account with a Selected Dealer, your order to purchase Fund shares will become effective on the day that the order, including Federal Funds, is received by the Transfer Agent.

Dreyfus TeleTransfer Privilege.  You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent.  The proceeds will be transferred between the bank account designated in one of these documents and your Fund account.  Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time.  If purchase orders are received by 4:00 p.m., Eastern time, on any day that the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the share price determined on that day.  If purchase orders made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the share price determined on the next bank business day following such purchase order.  To qualify to use Dreyfus TeleTransfer Privilege, the initial payment for purchase of Fund shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file.  If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed.  See "How to Redeem Shares-- Dreyfus TeleTransfer Privilege."

Transactions Through Securities Dealers.  Fund shares may be purchased and redeemed through securities dealers which may charge a fee for such services.  Some dealers will place the Fund's shares in an account with their firm.  Dealers also may require that the customer invest more than the $1,000 minimum investment; the customer not take physical delivery of stock certificates; the customer not request redemption checks to be issued in the customer's name; fractional shares not be purchased; monthly income distributions be taken in cash; or other conditions.

There is no sales or service charge by the Fund or the Distributor, although investment dealers, banks and other institutions may make reasonable charges to investors for their services.  The services provided and the applicable fees are established by each dealer or other institution acting independently of the Fund.  The Fund understands that these fees may be charged for customer services including, but not limited to, same-day investment of client funds; same-day access to client funds; advice to customers about the status of their accounts, yield currently being paid or income earned to date; provision of periodic account statements showing security and money market positions; other services available from the dealer, bank or other institution; and assistance with inquiries related to their investment.  Any such fees will be deducted monthly from your account, which on smaller accounts could constitute a substantial portion of the distribution.  Small, inactive, long-term accounts involving monthly service charges may not be in the best interest of investors.  You should be aware that you may purchase shares of the Fund directly from the Fund without imposition of any maintenance or service charges, other than those already described in the Fund's Prospectus or this Statement of Additional Information.

Reopening an Account.  You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

SHAREHOLDER SERVICES PLAN

The Fund has adopted a Shareholder Services Plan (the "Plan") pursuant to which the Fund reimburses the Distributor an amount not to exceed an annual rate of 0.25% of the value of the Fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts.  The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts.

A quarterly report of the amounts expended under the Plan, and the purposes for which such expenditures were incurred, must be made to the Fund's Board for its review.  In addition, the Plan provides that material amendments of the Plan must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Plan, by vote cast in person at a meeting called for the purpose of considering such amendments.  The Plan is subject to annual approval by such vote of the Board members cast in person at a meeting called for the purpose of voting on the Plan.  The Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Plan.

For the fiscal year ended September 30, 2004, the Fund paid $87,684 under the Plan.

HOW TO REDEEM SHARES

General.  The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission.  However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer

Agent, the Fund may delay the redemption of such shares for up to eight business days after the purchase of such shares.  In addition, the Fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested.  These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request.  Prior to the time any redemption is effective, dividends on such shares will accrue and be payable, and you will be entitled to exercise all other rights of beneficial ownership.  Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

Checkwriting Privilege. The Fund provides redemption checks ("Checks") automatically upon opening an account, unless you specifically refuse the Checkwriting Privilege by checking the applicable "No" box on the Account Application.  Checks will be sent only to the registered owner(s) of the account and only to the address of record.  The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form.  The Account Application or Shareholder Services Form must be manually signed by the registered owner(s).  Checks are drawn on your Fund account and may be made payable to the order of any person in an amount of $500 or more.  When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as your agent, will cause the Fund to redeem a sufficient number of shares in your account to cover the amount of the Check.  Dividends are earned until the Check clears.  After clearance, a copy of the Check will be returned to you.  You generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

You should date your Checks with the current date when you write them.  Please do not postdate your Checks.  If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the Check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Check upon your request or if the Transfer Agent cannot honor a Check due to insufficient funds or other valid reason.  If the amount of the Check is greater than the value of the shares in your account, the Check will be returned marked insufficient funds.  Checks should not be used to close an account.

Wire Redemption Privilege.  By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you, and reasonably believed by the Transfer Agent to be genuine.  Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the same business day if the Transfer Agent receives the redemption request in proper form prior to 12:00 Noon, Eastern time, on such day; otherwise, the Fund will initiate payment on the next business day.  Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve

System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege. You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Stock Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Fund's Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sells such securities, brokerage charges might be incurred.

Suspension of Redemptions.  The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges.  You may purchase, in exchange for shares of the Fund, shares of certain other funds managed or administered by the Manager or shares of certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of the Manager, to the extent such shares are offered for sale in your state of residence.  Shares of other funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A.      Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.      Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.      Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.      Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

To accomplish an exchange under item D above, you must notify the Transfer Agent of your prior ownership of fund shares and your account number.

To request an exchange, you must give exchange instructions to the Transfer Agent in writing, by telephone or online.  The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege.  By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice-response telephone system) from any person representing himself or herself to be you, and reasonably believed by the Transfer Agent to be genuine.  Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted.  Shares issued in certificate form may not be exchanged by telephone or online.  No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

Dreyfus Auto-Exchange Privilege.  Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders of which you are a shareholder.  This Privilege is available only for existing accounts.  Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges."  Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you.  You will be notified if your account falls below the amount designated to be exchanged under this Privilege.  In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction.  Shares held under IRA and other retirement plans are eligible for this Privilege.  Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts.  With respect to all other retirement accounts, exchanges may be made only among those accounts.

Fund Exchanges and the Dreyfus Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold.  Shares may be exchanged only between accounts having certain identical identifying designations.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting the Dreyfus.com web site.  The Fund reserves the right to reject any exchange request in whole or in part.  The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®.  Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you.  Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege.  Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government automatically deposited into your Fund account.

Dreyfus Payroll Savings Plan.  Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis.  Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period.  To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department.  It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program.  Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan.  To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent.  For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620.  You may terminate your participation in this Program at any time by discontinuing your participation in Dreyfus-Automatic Asset Builder, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s).  The Fund may modify or terminate this Program at any time.

Dreyfus Dividend Options.  Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from the Fund in shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders of which you are a shareholder.  Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.      Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.      Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.      Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.      Dividends and distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account.  Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. The Automatic Withdrawal Plan may be terminated at any time by you, the Fund or the Transfer Agent. Shares for which stock certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

DETERMINATION OF NET ASSET VALUE

Amortized Cost Pricing. The valuation of the Fund's portfolio securities is based upon their amortized cost, which does not take into account unrealized capital gains or losses. This involves valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. While this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Fund would receive if it sold the instrument.

The Board has established, as a particular responsibility within the overall duty of care owed to the Fund's investors, procedures reasonably designed to stabilize the Fund's price per share as computed for the purpose of purchases and redemptions at $1.00. Such procedures include review of the Fund's portfolio holdings by the Board, at such intervals as it deems appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost. Market quotations and market equivalents used in such review are obtained from an independent pricing service (the "Service") approved by the Board. The Service values the Fund's investments based on methods which include consideration of: yields or prices of Municipal Obligations of comparable quality, coupon, maturity and type; indications of values from dealers; and general market conditions. The Service also may employ electronic data processing techniques and/or a matrix system to determine valuations.

The extent of any deviation between the Fund's net asset value based upon available market quotations or market equivalents and $1.00 per share based on amortized cost will be examined by the Board. If such deviation exceeds 1/2 of 1%, the Board will consider what action, if any, will be initiated. In the event the Board determines that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, it has agreed to take such corrective action as it regards as necessary and appropriate, including: selling portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or market equivalents.

New York Stock Exchange Closings.  The holidays (as observed) on which the New York Stock Exchange is closed currently are:  New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

## DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that the Fund has qualified as a "regulated investment company" under the Code for the fiscal year ended September 30, 2004.  The Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code.  To qualify as a regulated investment company, the Fund must pay out to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), and must meet certain asset diversification and other requirements.  If the Fund does not qualify as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax.  The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

The Fund ordinarily declares dividends from net investment income on each day the New York Stock Exchange is open for business.  The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day.  Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional Fund shares at net asset value or, at your option, paid in cash.  If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption.  If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value.  No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gain or loss.  However, all or a portion of any gain realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income.

If, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of Federal tax exempt obligations, the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations.  Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for

Federal income tax purposes.  Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains, generally are taxable as ordinary income for Federal income tax purposes whether or not reinvested.  Distributions from net realized long-term securities gains generally are taxable as long-term capital gains to a shareholder who is a citizen or resident of the United States, whether or not reinvested and regardless of the length of time the shareholder has held his or her shares.

Dividends paid by the Fund that qualify as exempt-interest dividends for Federal income tax purposes are not subject to the Connecticut income tax imposed on individuals, trusts and estates, to the extent that such dividends are derived from income received by the Fund as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing.  Dividends that qualify as capital gain dividends for Federal income tax purposes are not subject to the Connecticut income tax to the extent they are derived from Connecticut Municipal Obligations.  Dividends derived from other sources are subject to the Connecticut income tax.  In the case of a shareholder subject to the Connecticut income tax and required to pay the Federal alternative minimum tax, the portion of exempt-interest dividends paid by the Fund that is derived from income received by the Fund as interest from Connecticut Municipal Obligations or obligations the interest with respect to which Connecticut is prohibited by Federal law from taxing is not subject to the net Connecticut minimum tax even though treated as a preference item for purposes of the Federal alternative minimum tax.  Dividends qualifying as exempt-interest dividends for Federal income tax purposes that are distributed by the Fund to entities taxed as corporations under the Connecticut corporation business tax are not exempt from that tax.  Fund shares are not subject to property taxation by the State of Connecticut or its political subdivisions.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account.  See the Account Application for further information concerning this requirement.  Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

General. Portfolio securities ordinarily are purchased from and sold to parties acting as principal or agent.  Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained.  Usually no brokerage commissions, as such, are paid by the Fund for such purchase and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent.  The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price.  No brokerage commissions have been paid by the Fund to date.

Transactions are allocated to various dealers by the Fund's portfolio managers in their best judgment.  The primary consideration is prompt and effective execution of orders at the most favorable price.  Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms.

Research services furnished by brokers through which the Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the Manager's opinion that the receipt and study of such services should not reduce the overall expenses of its research department.

Disclosure of Portfolio Holdings. It is the policy of the Fund to protect the confidentiality of its portfolio holdings and prevent the selective disclosure of non-public information about such holdings. The Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the Securities and Exchange Commission. The Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

If portfolio holdings are released pursuant to an ongoing arrangement with any party, a Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. The Fund may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that: (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purposes of purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

The Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include the Fund's custodian, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of the Fund's portfolio holdings may be authorized only by the Fund's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Fund's Board.

INFORMATION ABOUT THE FUND

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable.  Fund shares are of one class and have equal rights as to dividends and in liquidation.  Shares have no preemptive, subscription or conversion rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders.  As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office.  Fund shareholders may remove a Board member by the affirmative vote of a majority of the Fund's outstanding voting shares.  In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Fund will send annual and semi-annual financial statements to all its shareholders.

## COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, an independent registered public accounting firm, serves as independent auditors of the Fund.

APPENDIX A

RISK FACTORS─INVESTING IN CONNECTICUT MUNICIPAL OBLIGATIONS

The following information constitutes only a brief summary, does not purport to be a complete description, and is based primarily on information drawn from official statements relating to securities offerings of the State of Connecticut (the "State") available as of the date of this Statement of Additional Information.  While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

General Information

        Connecticut is a highly developed and urbanized state, which is situated directly between the financial centers of Boston and New York.  It is located on the Northeast coast and is the southernmost of the New England states.  More than one-quarter of the total population of the United States and more than 50% of the Canadian population live within 500 miles of Connecticut.  The State's population grew at a rate that exceeded the national growth rate during the period from 1940 to 1970, but has slowed substantially over the last thirty years.  In April 2000, Connecticut had a population count of over 3.4 million, an increase of 3.6% from the 1990 figure, which was lower that both the regional (5.4%) and national (13.2%) growth rates.

        The State's economic performance is measured by personal income, which has been and is expected to remain among the highest in the nation; gross state product, which demonstrated steadily increasing growth over the national rate during the mid and late 1990s; and employment, which has risen above the levels experienced in the early 1990s alongside an unemployment rate that has remained lower than the regional and national rates.

        *Personal Income and Gross State Product.*  The State's economic vitality is evidenced in the rate of growth of its per capita income and gross state product.  Historically, the State has had one of the highest per capita income rates as well as one of the strongest gross state products.  Per capita personal income for Connecticut residents in 2002 was $42,823, 138.9% of the national average.  Although the State's growth rate slowed in the early 1990s, the growth rate has since improved and remains higher than those figures.  In 2001, the State's output was concentrated in three areas: finance (31.0%), services (21.5%) and manufacturing (14.6%), which contributed two-thirds of the State's total output.

        *Employment.*  Approximately 60% of total personal income is derived from wages and salaries earned by workers classified in the non-agricultural employment sector.  The State's non-agricultural employment reached its decade-long high in the first quarter of 1989 with 1,675,900 persons employed, but began declining in the early 1990s.  It was not until 1994 that the State's economy started to gain momentum and it has steadily improved in each successive year since, adding tens of thousands of new workers annually.  During 2000, non-agricultural employment surpassed the 1989 peak with a total employment of 1,697,600.  Total non-agricultural employment declined in 2001 as the economy softened beginning with the first quarter of 2001.  In 2002, the largest sectors of non-agricultural employment were services (38.96%), trade (18.47%) and manufacturing (12.76%).

After enjoying an extraordinary boom during the mid-1980s, Connecticut, as well as the rest of the Northeast, experienced an economic slowdown during the recession in the early 1990s.  The State's unemployment rate rose to a high of 6.3% in 1993, which was below the regional average (6.8%) and the national average (6.9%).  Since then, it has generally declined and has mostly remained below the regional and national averages.  For the first six months of 2003, the State's unemployment rate of 5.0% was below the regional rate of 5.1% and the national rate of 6.0%.

*Manufacturing*.  The manufacturing industry, despite its continuing downward trend over the past five decades, has traditionally served as an economic base industry and has been of prime economic importance to the State.  In 2002, based on the level of personal income derived from this sector, Connecticut ranks thirteenth in the nation for its dependency on manufacturing.  A number of factors, such as heightened foreign competition, a sharp decrease in defense spending and improved productivity played a significant role in affecting the overall level of manufacturing employment.  Total manufacturing jobs in the State continued to decline to a recent low of 212,930 in 2002, after a rebound to 247,870 in 1998.  The total number of manufacturing jobs dropped 48,610, or 18.6%, for the ten-year period since 1993.

*Non-manufacturing*.  The non-manufacturing sector is comprised of industries that primarily provide services.  Consumer demand for services is not as postponable as the purchase of goods, making the flow of demand for services, and thus the general economy, more stable.  Over the past several decades, the State's non-manufacturing economic sector has risen from just over 50% of total State employment in 1950, to approximately 87% in 2002.  This trend has decreased the State's dependence on manufacturing, and over the last ten years there were over 185,700 new non-manufacturing jobs created.  This sector has more than compensated for the loss of manufacturing jobs, fueling the recovery in non-agricultural employment since 1993.

*Resignation of Governor.*  On June 21, 2004, Governor John G. Rowland announced his resignation, effective July 1, 2004.  Under the State Constitution, when Governor Rowland's resignation took effect the Lieutenant-Governor, M. Jodi Rell, became Governor of the State and will retain that position until a governor is chosen at the next regular election.  The Lieutenant-Governor is a member of the same party as the Governor and was elected to her position with the Governor at the last regular election.  There is an ongoing Federal investigation of the Rowland administration regarding alleged improprieties with contract awards.  In connection with the same investigation, Federal authorities are also reviewing gifts given to the former Governor.

State Finances

The State's fiscal year begins on July 1 and ends June 30.  State statutory law requires that the budgetary process be on a biennium basis.  In November 1992, electors approved an amendment to the State Constitution providing that the amount of general budget expenditures authorized for any fiscal year shall not exceed the estimated amount of revenue for such fiscal year.  This amendment also provides a framework for a cap on budget expenses.  The State Supreme Court has ruled that the provisions of the Constitutional budget cap require the passage of additional legislation by a three-fifths majority in each house of the legislature, which has not yet occurred.  In the interim, the legislature has been following a provision of the State general statutes that contains the same budget cap as the Constitutional amendment.

General Fund.  The State finances most of its operations through its General Fund. However, certain State functions, such as the State's transportation budget, are financed through other State funds.  For budgetary purposes, the State's General Fund is accounted for on a modified cash basis of accounting, which differs from generally accepted accounting principles ("GAAP").  The State is not presently required to prepare GAAP financial statements, although it has prepared such statements annually since 1988.

*Fiscal 2003 and 2004 Adopted Revenues*.  General Fund revenues are derived primarily from the collection of State taxes, including the personal income tax, the sales and use tax and the corporation business tax.  Miscellaneous taxes, receipts, fees, transfers and unrestricted Federal grants account for most of the other General Fund revenue.  The State expected to derive approximately 71% and 72% of its General Fund revenues from taxes during Fiscal Years 2003-04 and 2004-05, respectively.  Adopted revenues for Fiscal Year 2003-04 totaled approximately $13.3 billion, including approximately $4.48 billion from the personal income tax, $3.1 billion from the sales and use tax, $608 million from the corporate business tax, $1.21 billion from other taxes and $2.56 billion from unrestricted Federal grants.  Current estimated revenues for Fiscal Year 2004-05 total approximately $13.83 billion, including approximately $4.8 billion from the personal income tax, $3.27 billion from the sales and use tax, $601.7 million from the corporate business tax, $1.2 billion from other taxes and $2.38 billion from unrestricted Federal grants.

*Fiscal 2004 and 2005 Appropriated Expenditures*.  State expenditures are categorized for appropriation purposes under ten functional headings: human services; education, libraries and museums; non-functional (debt service and miscellaneous expenditures); health and hospitals; corrections; general government; judicial; regulation and protection of persons and property; conservation and development; and legislative.  Appropriated expenditures for Fiscal Year 2003-04 totaled approximately $12.71 billion, including (for the largest headings) approximately $3.77 billion for human services, $2.83 billion for education, libraries and museums, $2.54 billion for non-functional expenditures, $1.26 billion for health and hospitals, and $1.17 billion for corrections.  Current estimated expenditures for Fiscal Year 2004-05 total approximately $13.27 billion, including approximately $3.9 billion for human services, $2.85 billion for education, libraries and museums, $2.85 billion for non-functional expenditures, $1.29 billion for health and hospitals, and $1.2 billion for corrections.

*Fiscal Year 2002-2003 Operations*.  On December 6, 2002, the former Governor called for a special session to enact legislation necessary to adjust the State budget to account for certain shortfalls.  The Governor's plan called for $200 million in expenditure reductions and $200 million in revenue enhancements for the General Fund.  The former Governor also initiated the process of laying off almost 3,000 State employees.  The special session did not enact legislation to address the budget shortfall.  The budget gap continued to widen as the regular session of the legislature was convened in January 2003.

Per the Comptroller's monthly report for the period ended January 31, 2003, based on the estimate of the Office of Policy and Management ("OPM"), there was an estimated $628.3 million budget deficit for Fiscal Year 2002-03.  The deficit was comprised of an estimated $387.6 million revenue shortfall and $240.7 million in higher than anticipated expenditures.  The shortfall in revenue was primarily due to lower personal income tax collections, down $421 million, and the sales and use tax, down $81.9 million.  These shortfalls were partially offset by higher than anticipated collections under the corporation tax and from Federal grants.  The expenditure increases were due primarily to deficiencies in the Department of Social Services and the loss of previously anticipated savings of $94 million in union concessions.  On February 28, 2003, the former Governor signed into law approximately $485 million in revenue enhancements for Fiscal Year 2002-03 and approximately $108 million in attainable expenditure reductions.  In late February 2003, the OPM estimated that the State's projected deficit would be erased and the result would be a surplus of $39.7 million.

Despite the deficit reduction plan, the State ended Fiscal Year 2002-03 with a deficit.  In the annual Comptroller's report, as of June 30, 2003, unaudited General Fund revenues were approximately $12.023 million, unaudited General Fund expenditures and miscellaneous adjustments were approximately $12.120 million and the unaudited General Fund deficit for Fiscal Year 2002-03 was approximately $96.8 million.  This deficit will be financed with the issuance of five-year Economic Recovery Notes, which were approved for issuance in September 2003.  In addition, recently enacted modifications in the State's General Assistance program will result in certain lagged claims for medical services related to changed provisions in the existing program.  These retrospective reimbursements claimed by hospitals for inpatient and outpatient services will be incorporated into Fiscal Year 2002-03 deficit financing and are expected to total approximately $25 million.

*Budget for Fiscal Years 2003-2004 and 2004-2005*.  In August 2003, the former Governor signed into law four acts that constituted the budget for Fiscal Years 2003-04 and 2004-05.  For Fiscal Year 2003-04, the budget anticipates approximately equal revenues and expenditures of approximately $12.45 billion.  For Fiscal Year 2004-05, the budget anticipates approximately equal revenues and expenditures of $12.97 billion.  Pursuant to the State Constitution, the budget for Fiscal Year 2003-04 remains $381.2 million below the expenditure cap and for Fiscal Year 2004-05, $115.4 million below the expenditure cap.  The budget includes approximately $570 million in net revenue enhancements for Fiscal Year 2003-04 and $550 million for Fiscal Year 2004-05, while reducing expenditures from current services by approximately $715 million and $1.16 billion, respectively.

The most significant revenue changes include: (1) an increase in the personal income tax by reducing the property tax credit from $500 to $350 and the elimination of the minimum $100 property tax credit for expected revenues of $112 million in Fiscal Year 2003-04 and $112.2 million in Fiscal Year 2004-05; (2) repeal of the sales tax on hospital services, newspapers and magazines, and advertising services for a revenue loss of $123.4 million in Fiscal Year 2003-04 and $139.2 million in Fiscal Year 2004-05; (3) the imposition of a 25% surtax on corporations, in addition to other modifications, which are expected to yield $90 million in Fiscal Year 2003-04 and $68 million in Fiscal Year 2004-05; (4) the imposition of a temporary estate tax estimated to raise $55 million in Fiscal Year 2004-05 should the State fail to receive certain extraordinary Federal assistance; and (5) an increase of $50 million in each year of the biennium in revenue resulting from a decrease in funds that will be set aside for grants paid to municipalities under the Mashantucket Pequot and Mohegan grant.

The budget also anticipates several one-time revenue transfers, the most significant of which are as follows: (1) $250.1 million in additional Federal revenue in Fiscal Year 2003-04 due to the Federal Jobs and Growth Tax Relief Reconciliation Act of 2003; (2) $144.0 million in Fiscal Year 2003-04 from a securitization of a portion of the Energy Conservation and Load Management Fund; (3) $300 million in Fiscal Year 2004-05 that may come from the securitization of a portion of tobacco related revenue from the Master Settlement Agreement with states; and (4) $25 million in each year of the biennium from a securitization of a portion of the Clean Energy Fund.

The most significant expenditure reductions from current services include: (1) savings of $153.3 million in Fiscal Year 2003-04 and $140.4 million in Fiscal Year 2004-05 due to an early retirement incentive program; (2) savings of $124.4 million in Fiscal Year 2003-04 and $144.1 million in Fiscal Year 2004-05 due to the layoff of approximately 2,000 General Fund employees; (3) modifications to the Education Cost Sharing Grant, resulting in savings of $68.3 million in Fiscal Year 2003-04 and $135.3 million in Fiscal Year 2004-05; (4) savings of $67.3 million and $109.8 million, respectively, in Fiscal Year 2003-04 and Fiscal Year 2004-05, from the elimination of rate increases for certain medical providers; and (5) the removal of funding for unsettled collective bargaining contracts of $58.3 million in Fiscal Year 2003-04 and $117.1 million in Fiscal Year 2004-05.

*Fiscal Year 2003-2004 Operations*. As of June 30, 2004, General Fund revenues were estimated at $12.88 million, General Fund expenditures and miscellaneous adjustments were estimated at $12.68 million and the General Fund balance for Fiscal Year 2003-04 was estimated to have a surplus of $202.2 million. Total revenues were $211.8 million higher than the budgeted revenue. The increase in revenue was primarily due to higher personal income and real estate conveyance tax collections amounting to $88 million and lower tax refund payments, amounting to $86 million. Offsetting this increase was a revenue shortfall of $13.9 million in the sales and use, and insurance company taxes along with other miscellaneous revenue changes. The expenditures in Fiscal Year 2003-2004 were $9.6 million higher than the budgeted expenditures. The estimate for Fiscal Year 2003-2004 operating results is a deficit of $48.6 million. The State's fiscal position is reported monthly by the Comptroller. The monthly report of the Comptroller for the period ending June 30, 2004, estimated an operating surplus of $207.6 million, and was expected to approach $300 million.

*Midterm Budget Adjustments for 2003-2004 and 2004-2005*. On May 6, 2004, the legislature passed a series of midterm budget adjustments. At that time the legislature was projecting a Fiscal Year 2003-04 gross surplus of $328.2 million. Of this amount, the budget adjustments increased appropriations by $234.9 million in Fiscal Year 2003-04, of which $90.5 million is for Fiscal Year 2003-04 deficiencies and $112.4 million is for appropriations carried forward to fund Fiscal Year 2004-05 expenditures. Additionally, $125.3 million was transferred to Fiscal Year 2004-05 revenue. The revised Fiscal Year 2004-05 budget is $129.5 million under the spending cap and is expected to be in surplus of $83.6 million.

Other significant revenue adjustments for Fiscal Year 2004-05 included a one-time acceleration of the liquidation of escheated property for an additional $50 million and securitization of future unclaimed property revenue for an additional $40 million (which has subsequently been removed from Fiscal Year 2004-05 projections).  The maximum property credit against the state personal income tax also was raised from $350 to $500 starting with tax years beginning on or after January 1, 2005.  This change had no impact on the Fiscal Year 2004-2005 budget, but was anticipated to result in a General Fund revenue loss of $105 million in Fiscal Year 2005-2006 and subsequent years.  These actions, together with an improving budget situation, have eliminated a proposed $300 million securitization of future proceeds from the State's tobacco settlement.

On the expenditure side, the midterm adjustments provided $259.1 million in additional appropriations for Fiscal Year 2004-05.  Significant changes include an increase of $40 million in aid to municipalities for education and an additional $43.5 million for increased health services costs for retired employees.  Other notable changes include an elimination of $55 million in required lapses; a reduction in savings expected from the early retirement incentive program of $29.7 million; Medicaid provider rate increases of $12.9 million; restoration of certain pension benefits of $17.7 million; and expansion of funding for priority school districts of $18.7 million.

*Fiscal Year 2004-2005 Operations.*  In the Comptroller's monthly report dated December 1, 2004, General Fund revenues for Fiscal Year 2004-05 were estimated at $13.5 billion, General Fund expenditures and miscellaneous adjustments were estimated at $13.31 billion and the General Fund balance is estimated to have a surplus of $186.1 million.  Estimates provided by OPM were substantially similar to the Comptroller's estimates.  Total revenues were $187.1 million higher than the budgeted revenue.  The increase in revenue was primarily due to higher personal income, oil company and corporate tax, up $245.4 million.  Offsetting this increase was a revenue shortfall of $31.5 million in the sales and use tax collections along with other miscellaneous revenue changes.  The estimate for Fiscal Year 2003-2004 operating results is a deficit of $48.6 million

State Indebtedness

The State has no constitutional limit on its power to issue obligations or incur debt other than it may borrow only for public purposes.  There are no reported court decisions relating to State bonded debt other than two cases validating the legislative determination of the public purpose for improving employment opportunities and related activities.  The State Constitution has never required a public referendum on the questions of incurring debt.  Therefore, State statutes govern the authorization and issuance of State debt, including the purpose, amount and nature thereof, the method and manner of the incurrence of such debt, the maturity and terms of repayment thereof, and other related matters.

Pursuant to various public and special acts the State has authorized a variety of types of debt.  These types fall generally into the following categories: direct general obligation debt, which is payable from the State's General Fund; special tax obligation debt, which is payable from specified taxes and other funds which are maintained outside the State's General Fund; and special obligation and revenue debt, which is payable from specified revenues or other funds which are maintained outside the State's General Fund.  In addition, the State has a number of programs under which the State is contingently liable on the debt of certain State quasi-public agencies and political subdivisions.

Direct General Obligation Debt.  In general, the State issues general obligation bonds pursuant to specific statutory bond acts and the State general obligation bond procedure act, which provides that such bonds shall be general obligations of the State and that the full faith and credit of the State are pledged for the payment of the principal of and interest on such bonds as the same become due.  There are no State Constitutional provisions precluding the exercise of State power by statute to impose any taxes, including taxes on taxable property in the State or on income, in order to pay debt service on bonded debt now or incurred in the future.

As of December 1, 2004, the State had direct general obligation indebtedness (including the accreted value of capital appreciation bonds) for the payment of the principal of and the interest on which the State has pledged its full faith and credit or which is otherwise payable from the General Fund of approximately $9.5 billion.

The following table sets forth the total debt service on all outstanding long-term direct general obligation debt, as of December 1, 2004.  Although not specifically reflected as a result of combining all outstanding long-term direct debt, the State generally issues general obligation bonds maturing within twenty years.

| Fiscal Year | Total Debt Service |
|---|---|
| 2004-05 | 735,180,205 |
| 2005-06 | 1,247,564,875 |
| 2006-07 | 1,211,790,889 |
| 2007-08 | 1,189,836,749 |
| 2008-09 | 1,119,334,638 |
| 2009-10 | 1,064,414,478 |
| 2010-11 | 937,837,451 |
| 2011-12 | 822,947,052 |
| 2012-13 | 707,316,750 |
| 2013-14 | 634,849,437 |
| 2014-15 | 556,422,830 |
| 2015-16 | 496,158,834 |
| 2016-2017 | 476,528,966 |
| 2017-2031 | 1,745,375,708 |

The legislature has empowered the State Bond Commission to authorize direct obligation bonds pursuant to certain bond acts.  As of December 16, 2003, the amount of bonds authorized but unissued was approximately $1.13 billion.  The legislature also authorized the issues of five-year economic recovery notes to finance the 2002-03 deficit and certain lagged claims for medical services and approved $509.1 million other general obligation bond authorizations which take effect in Fiscal Year 2003-04 and $27.1 million general obligation bond authorizations which take effect in Fiscal Year 2004-05.  In addition, prior general obligation bond authorizations, which take effect in Fiscal Year 2003-04 total $598 million and in Fiscal Year 2004-05 total $100 million.

Legislation was also enacted to provide for an increase in general obligation bond authorizations of $138.7 million for Fiscal Year 2003-04 and $1.17 million for Fiscal Year 2004-05.  The legislation also included a reduction or cancellation of existing bond authorizations of

$199.3 million for Fiscal Year 2004-05, for a net increase in existing general obligation bond authorizations of $970.1 million.

*Ratings*.  Moody's, S&P and Fitch have assigned their municipal bond ratings of Aa3, AA and AA, respectively, to the State's general obligation bonds.

Transportation Fund and Debt.  In 1984, the State adopted legislation establishing a transportation infrastructure program and authorizing special tax obligation ("STO") bonds to finance the program.  The infrastructure program is a continuous program for planning, construction and improvement of State highways and bridges; projects on the interstate highway system; alternate highway projects; waterway, transit and aeronautics facilities; and the highway safety program and other programs administered by the Department of Transportation.

The cost of the infrastructure program for Fiscal Years 1985-2008, which is to be met from Federal, State and local funds, is currently estimated at $17.6 billion.  During Fiscal Years 1985-2004, $14.8 billion was approved, with the remaining $2.8 billion required for Fiscal Years 2004-08.  The remaining $2.8 billion is comprised of $663.2 million from the anticipated issuance of new STO bonds, $49.3 million in anticipated revenues and $2.1 billion in anticipated Federal funds.  The State's share of the 1985-2008 program costs, estimated at $6.3 billion, is to be funded from transportation-related taxes, fees and revenues deposited in the STF and from the proceeds of STO bonds.

In Fiscal Year 2003-04 the legislature authorized $74 million in STO bonds to take effect during Fiscal Year 2003-04 and $149.5 million in STO bonds to take effect during Fiscal Year 2004-05.  On December 2, 2004 the State issued $200 million in STO bonds and $89.7 million in STO refunding bonds.  Debt service on State direct general obligation bonds for transportation purposes may be paid from resources of the STF, provided there is sufficient funding first to pay all STO debt service.  For Fiscal Year 2002-03, the STF paid $17.3 million of State direct general obligation transportation debt service payments.  The amount budgeted by the STF for such payments for Fiscal Year 2003-04 is $13.8 million.

Other Special Revenue Funds and Debt.  The State also issues bonds for various special revenue funds and projects.  As of December 16, 2003, the following special revenue bonds were issued and outstanding:  Bradley International Airport Revenue Refunding Bonds ($252 million, excluding refunded bonds); Clean Water Fund Revenue Bonds ($263.7 million, excluding refunded bonds); Second Injury Fund Revenue Bonds ($111.2 million); and Connecticut Resources Recovery Authority Revenue Bonds ($6.3 million).  In July 2004, the State issued $30.64 million in refunding bonds for the Bradley International Airport.

In Fiscal Year 2003-04, the legislature authorized the issuance of approximately $60 million in special obligation bonds payable solely from revenues under the special abandoned property fund.  Revenues come from receipts from the disposition of abandoned property.

Contingent Liability Debt.  The legislature has the power to impose limited or contingent liabilities upon the State in such a manner as it may deem appropriate and as may serve a public purpose.  This power has been used to support the efforts of quasi-public agencies, municipalities and other authorities formed to carry out essential public and governmental functions by authorizing these entities to issue indebtedness backed, partially or fully, by General Fund resources of the State. Not all entities that are authorized to issue such indebtedness have done so.

The legislature has authorized the Connecticut Health and Educational Facilities Authority to issue up to $100 million special obligation bonds to be secured by a special capital reserve fund to finance equipment acquisitions by hospitals. The legislature also authorized the Capital City Economic Development Authority to use a special capital reserve fund in connection with revenue bonds for the convention center in Hartford.

*Assistance to Municipalities*. In March and June 2001, the State adopted legislation to assist the City of Waterbury in financing it budget deficits. The legislation imposed certain financial controls on the City and created a Waterbury Financial Planning and Assistance Board (the "Board"). The City was authorized, subject to approval of the Board and the State Treasurer, to issue bonds for the purpose of funding its budget deficits. Payment of the bonds is serviced through the City's taxing authority. The City was required to direct certain of its tax revenues to a trustee through a tax intercept mechanism for the purpose of servicing the debt on its bonds. The legislation also provides for the establishment of a special capital reserve fund to further secure up to $100 million bonds issued by the City to fund its budget deficits. The State is contingently obligated to restore the special capital reserve fund to its required minimum. The City issued $97.5 million Special Capital Reserve Bonds in April 2002. The Minimum Capital Reserve Requirement is $10.1 million.

*School Construction Grant Commitments*. The State is obligated to various cities, towns and regional school districts under a grant-in-aid public school building program to fund certain costs of construction and alteration of school buildings and to support part of the interest payments on municipal debt issued to fund the State's share of such school building projects. As of June 30, 2004, the State was obligated to various cities, towns and regional districts for $700 million in aggregate installment payments and $190 million in aggregate interest subsidy, for a total of $890 million. Funding for these payments may come from future State direct general obligation bond sales. The Commissioner estimates that grant payments under the new grant program established in 1997 will be approximately $2.9 billion, which includes the estimated total grants of $4.56 billion less payments made of $1.6 billion.

Legislation enacted in 1997 significantly changed the method of financing the State's share of local school construction projects. For school construction projects approved during the 1997 legislative session and thereafter, the State no longer participates in the payment of debt service on municipal bonds and therefore no longer contributes to the cost of interest incurred by the municipalities. The State now pays the cost of its share of construction projects on a progress payment basis during the construction period. Legislation enacted in 1997 and subsequent years approved additional grant commitments for local school construction projects under the new grant program. As of June 30, 2003 the Commissioner estimates that grant payments under this program will be approximately $2.48 billion. During a special legislative session in September 2003, an additional $468 million in grant commitments were authorized under this program. The amount of grant commitments authorized for the local school construction program has been increasing significantly in recent years. The State has authorized a net increase in school construction grant commitments of $585.1 million which take effect in Fiscal Year 2003-04.

Other Contingent Liabilities. The Connecticut Lottery Corporation ("CLC") was created in 1996 as a public instrumentality of the State to operate the State's lottery. The State and the CLC purchase annuities under group contracts with insurance companies that provide payments corresponding to the obligation for payments to lottery prize winners. The State has transferred to the CLC all annuities purchased by it and the CLC has assumed responsibility for the collection of revenue generated from the lottery and for the payment of all lottery prizes. As of June 30, 2003 the future obligation to lottery prize winners was $488 million.

Pension and Retirement Systems

The State is responsible for funding and maintaining a number of pension and retirement systems, including the State Employees' Retirement Fund ("SERF"), the Teachers' Retirement Fund ("TRF"), and other minor retirement programs. As of June 30, 2004, SERF had an actuarial accrual liability of approximately $15.13 billion and assets of approximately $8.24 billion, resulting in an unfunded accrued liability of approximately $6.9 billion. As of June 30, 2004, the market value of the fund's investment assets was $7.68 billion which amount was less than the actuarial value by $561 million. As of June 30, 2004, TRF had an actuarial accrued liability of approximately $16.53 billion, and assets of approximately $11.31 billion, which resulted in an unfunded accrued liability of approximately $5.22 billion. As of June 30, 2004, TRF's investment assets had a market value of approximately $10.85 billion, which was $453 million less than the actuarial value.

Litigation

The State and its officers and employees are defendants in numerous lawsuits. The ultimate disposition and fiscal consequences of these lawsuits are not presently determinable. The cases described below generally do not include any individual case where the fiscal impact of an adverse judgment is expected to be less than $15 million, but adverse judgments in a number of such cases could, in the aggregate and in certain circumstances, have a significant impact.

Sheff v. O'Neill is a superior court action brought in 1989 on behalf of black and Hispanic school children in the Hartford school district. The plaintiffs sought a declaratory judgment that the public schools in the greater Hartford metropolitan area are segregated de facto by race and ethnicity and are inherently unequal to the plaintiffs detriment. On March 3, 1999, the court found that the State complied with a 1996 decision of the State Supreme Court directing appropriate remedial measures. The court noted that the plaintiffs failed to allow the State enough time to take additional steps in its remedial process. The plaintiffs filed a motion on seeking to have the superior court, once again, monitor the State's compliance with the State Supreme Court's 1996 decision. A hearing about whether the State is still complying with the Supreme Court's ruling and what order, if any, should be issued was held in April 2002. The superior court was waiting for additional briefs to be filed in December 2002. The parties have since reached a settlement that the legislature and the court have approved. The anticipated cost over current expenditures was $45 million over four years, exclusive of school renovation/construction costs. On August 3, 2004, the plaintiff's filed a motion seeking an order that the State is in material breach of the approved settlement. Briefs have been presented to the court, and the parties are awaiting further hearings.

*Hospital Tax Cases.* In 1999 several hospitals appealed to the superior court from the Commissioner of Revenue Services' denial of their claims for partial refunds of the hospital tax imposed on a hospital's gross earnings and for partial refunds of sales tax imposed upon patient care services. Refunds are claimed for the last three years. It is anticipated that other hospitals in the State may bring similar suits. The court has decided one suit in favor of the State. The decision was appealed to the Supreme Court, which held in favor of the State in September 2003. The hospitals have indicated they may petition the U.S. Supreme Court on constitutional grounds and may seek to challenge the constitutionality of certain clarifying legislation regarding the tax in the cases that remain pending in the trial court.

*PTI, Inc. v. Philip Morris et al.* The plaintiffs re-import and distribute cigarettes that have previously been sold by their manufacturers to foreign markets. The plaintiffs challenge certain provisions of the 1998 Master Settlement Agreement (the "MSA") entered into by virtually all states and territories to resolve litigation by the respective states against the major domestic tobacco companies. The plaintiffs further challenge certain State statutes, including those banning the sale of re-imported cigarettes, that would decrease the price advantage that re-imported cigarettes enjoy over other cigarettes. The plaintiffs seek declaratory and injunctive relief, compensatory, special and punitive damages, plus attorneys' fees and costs. The court granted the State's motion to dismiss this case.

*State of Connecticut v. Philip Morris, Inc., et al.* Three manufacturers that subsequently agreed to participate in the MSA, Commonwealth Brands, Inc., and Sherman 1400 Broadway N.Y.C. Inc., have filed a petition to compel arbitration against the State with regard to certain alleged obligations of the State under the MSA. These parties contend that the State has not diligently enforced its obligations under the MSA. If such claims are determined to be subject to arbitration, and an arbitration panel were to conclude that the State had not diligently enforced its obligations under the MSA against non-participating manufacturers, then the payments that the State receives under the MSA could be reduced for any year that the State was found not to have diligently enforced its obligations.

*Carr v. Wilson-Coker.* The plaintiffs seek to represent a class of certain Connecticut Medicaid beneficiaries. The plaintiffs claim that the Commissioner of the Department of Social Services fails to provide them with reasonable and adequate access to dental services and to adequately compensate providers of dental services. The plaintiffs seek declaratory and injunctive relief, plus attorneys' fees and costs. The parties have filed cross-summary judgments motions, which are currently pending.

*Doe v. State.* An action brought in October 2000 on behalf of all juveniles who have been strip-searched at the State's juvenile detention centers. The plaintiffs claim that the blanket policy of strip-searching all juveniles upon arrival at the detention centers is unconstitutional. The plaintiffs seek damages, declaratory and injunctive relief, plus attorneys' fees and costs. On September 27, 2002, the district court entered judgment for the defendants after trial. Class certification was denied at the same time.  The plaintiffs have appealed both the judgment and the denial of class certification.  On September 7, 2004, the appellate court determined that the strip searches conducted upon initial admission into a juvenile detention facility are constitutionally permissible, without the need for reasonable suspicion.  The court held that subsequent searches must be based on reasonable suspicion and remanded the case back to the trial court for further proceedings on those searches to determine whether there was reasonable suspicion.  The appellate court also upheld the trial court's denial of class certification.  Accordingly, the case on remand will proceed with just two plaintiffs, not a class of plaintiffs.

*Foreman v. State.*  An action brought in January 2001 challenging the policy and/or practice of strip-searching all adult inmates arriving at correctional centers.  The complaint purports to be brought on behalf of a class of similarly situated individuals, and seeks damages, declaratory and injunctive relief, plus attorneys' fees and costs.

*Association for Retarded Citizens of Connecticut, Inc. v. O'Meara.*  This action was brought in October 2001 alleging that the State's Department of Mental Retardation (the "DMR") is in violation of applicable Medicaid law and the Americans with Disabilities Act, along with other Federal law, by maintaining a waiting list for Medicaid services of approximately 1600 Medicaid-eligible persons.  The suit also alleges that the DMR's placement of persons in quasi-institutional settings, without first allowing them to choose a more integrated community setting, violates Federal law.  The case seeks mandatory injunctive relief, attorneys' fees and costs.  The district court recently granted the plaintiff's motion for class certification and discovery is proceeding.

*Indian Tribes.*  While the various cases described in this paragraph involving alleged Indian Tribes do not specify the monetary damages sought from the State, the cases are mentioned because they claim State land and/or sovereignty over land areas that are part of the State.  Several suits have been filed since 1977 in Federal and State courts on behalf of alleged Indian Tribes in various parts of the State, claiming monetary recovery as well as ownership to land in issue.  Some of these suits have been settled or dismissed.  One of the plaintiff groups is the alleged Golden Hill Paugussett Tribe and the lands involved are generally located in Bridgeport, Trumbull and Orange.  An additional suit was filed by the alleged Schaghticoke Indian Tribe claiming privately and town held lands in the Town of Kent.  The State is not a defendant to that action.  In February 2004, the Federal Bureau of Indian Affairs (the "FBIA") issued a final determination granting Federal recognition to the Schaghticoke Tribal Nation.  The State has appealed that decision to the Interior Board of Appeals.  It is possible that the other land claims could be brought by other Indian groups, who have petitioned the Federal Government for recognition.  The State has also challenged the decision of the Federal Department of the Interior (the "Department"), which allows the Mashantucket Pequot Tribe to add land holdings outside of its reservation to the land held in trust for its benefit by the Department.  The added land was not part of the Tribe's original reservation designated under the Federal Settlement Act but subsequently was purchased by the Tribe.  The Second Circuit rejected the State's claim that the Federal Settlement Act does not allow the Department to take this additional land and add it to the Tribe's reservation land.  The Mashantucket Pequot Tribe has withdrawn its application to take the additional lands outside its reservation into trust, and since the case was dismissed as moot in April 2002.  In June 2002, the FBIA issued a final determination granting federal recognition to the Historic Eastern Pequot tribe. The State has appealed that decision to the Interior Board of Appeals. If Federal recognition is upheld, the Tribe could institute land claims against the State or others. In June of 2004, the FBIA denied recognition to the alleged Golden Hill Paugussett Tribe of Indians.

*Seymour v. Region One Board of Education.* The plaintiff property owners in the town of Canaan claim that a section of the Connecticut General Statutes, which sets out the cost allocation formula for towns comprising regional school districts, denies Canaan taxpayers equal protection because Canaan is one of the poorest towns in the district. Since all towns in the district pay the same per pupil charge, the plaintiffs allege that they must bear an inequitable tax burden. They seek to enjoin the present statutorily-mandated system to have the court order the regional board to devise a formula more favorable to them. The trial court dismissed the case as nonjusticiable, but the Connecticut Supreme Court reversed and remanded. The trial court dismissed the case once again for lack of standing, and the plaintiffs have appealed that second dismissal. That appeal remains pending.

*State Employees Bargaining Agent Coalition v. Rowland.* This case is in Federal district court. A purported class of laid off State employees have sued the Governor and the Secretary of the OPM alleging that they were laid off in violation of their constitutional rights. The plaintiffs claim back wages, damages, attorneys' fees and costs. The defendants have moved to dismiss the action, and that motion is currently pending.

*Rabin v. Wilson-Coker.* The case involves a purported class action filed in United States district court in which plaintiffs assert that the Commissioner of Social Services (the "Commissioner") violated Federal law by implementing a public act that limits eligibility for Medicaid benefits under Connecticut's Husky A for families coverage program. Plaintiffs claim that the Commissioner provided defective notices, that they were denied due process and that they are entitled to a continuation of benefits. The number of individuals alleged to be affected is approximately 30,000. On March 31, 2003, the court issued a temporary restraining order enjoining the Commissioner from terminating the plaintiffs' continued receipt of Medicaid benefits unless and until they are given notice that complies with applicable law. On May 29, 2003, the court denied the plaintiffs' motion for a preliminary injunction and entered summary judgment for the State. The plaintiffs appealed to the Court of Appeals for the Second Circuit, which issued an injunctive stay preventing the Commissioner from terminating the plaintiffs' continued receipt of Medicaid benefits. The Court of Appeals heard arguments on the merit of the case on August 4, 2003 and reversed the trial court's decision and ordered the entry of a judgment for the plaintiffs that required the State to provide the Medicaid benefits at issue to those plaintiffs whose benefits had been discontinued because the State's new eligibility provisions had made them ineligible. The State had filed a motion for rehearing in this matter, which the appellate court denied on August 13, 2004.

APPENDIX B

Rating Categories

Description of certain ratings assigned by S&P, Moody's and Fitch:

**S&P**

<u>Long-term</u>

**AAA**
An obligation rated 'AAA' has the highest rating assigned by S&P.  The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

**AA**
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

**A**
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

**BBB**
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

**BB, B, CCC, CC, and C**
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

**BB**
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B**
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

**CCC**

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

**CC**

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

**C**

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment.  The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued.  A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

**D**

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

**r**

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks.  It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.  Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

**N.R.**

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note:  The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

**SP-1**

Strong capacity to pay principal and interest.  An issue determined to possess a very strong capacity to pay debt service is given a plus sign (+) designation.


**SP-2**

Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

**SP-3**
Speculative capacity to pay principal and interest.

Commercial paper

**A-1**
This designation indicates that the degree of safety regarding timely payment is strong.  Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

**Moody's**

Long-term

**Aaa**
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

**Aa**
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds.  They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

**A**
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

**Baa**
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

**Ba**

Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

**B**

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

**Caa**

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

**Ca**

Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

**C**

Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

MIG/VMIG—U.S. short-term

Municipal debt issuance ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels—MIG 1 through MIG 3.

The short-term rating assigned to the demand feature of variable rate demand obligations (VRDOs) is designated as VMIG.  When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

**MIG 1/VMIG1**
This designation denotes superior credit quality.  Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

**MIG 2/VMIG 2**
This designation denotes strong credit quality.  Margins of protection are ample, although not as large as in the preceding group.

**MIG 3/VMIG 3**
This designation denotes acceptable credit quality.  Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

**SG**
This designation denotes speculative-grade credit quality.  Debt instruments in this category may lack sufficient margins of protection.

**Fitch**

Long-term investment grade

**AAA**
**Highest credit quality.** 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

**AA**
**Very high credit quality.** 'AA' ratings denote a very low expectation of credit risk.  They indicate very strong capacity for timely payment of financial commitments.  This capacity is not significantly vulnerable to foreseeable events.

**A**
**High credit quality.** 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

**BBB**
**Good credit quality.** 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

<u>Long-term speculative grade</u>

**BB**
**Speculative.** 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

**B**
**Highly speculative.** 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

**CCC, CC, C**
**High default risk.** Default is a real possibility.  Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. 'CC' ratings indicate that default of some kind appears probable.  'C' ratings signal imminent default.

**DDD, DD, D**
**Default.**  The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. 'DD' ratings indicate potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

<u>Short-term</u>

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

**F1**
**Highest credit quality**. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

**'NR'** indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings:  A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories.  Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'